Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0937 F: +1 202.637.3593 cynthiabeyea@ eversheds-sutherland.com

[Letterhead of Eversheds Sutherland (US) LLP]
September 7, 2017
VIA EDGAR
Jay Williamson, Esq.
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Pathway Energy Infrastructure Fund, Inc. – Preliminary Proxy Statement

Dear Mr. Williamson:
On behalf of Pathway Energy Infrastructure Fund, Inc. (the “Fund”) set forth below are the Fund’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Fund on August 17, 2017 regarding the Fund’s Preliminary Proxy Statement on Schedule 14A (File No. 811-22807) (the “Proxy Statement”). References to the “Act” below refer to the Investment Company Act of 1940, as amended.

1.
Please respond to our comments in writing and file your responses as correspondence on EDGAR. Where a comment asks for revised disclosure or revisions are contemplated by the response, please provide us with draft disclosure with the letter. Please allow us sufficient time to review the response prior to filing the definitive.

Response: The Fund acknowledges the Staff’s comment. In order to allow the Staff to review the revisions, attached to this letter are marked versions of each of proposals 1 through 5 contained in the Proxy Statement showing the changes that have been made to those proposals in response to Staff comments.

2.
Two of the proposals to be acted upon appear to require SEC exemptive relief. We note the reference to multiclass relief later in the document, but are unable to locate the order on which the Fund relies. In addition please describe for us any material terms and conditions associated with the order and explain how the Fund intends to comply with them. It may be appropriate to state that the Fund has complied with the terms and conditions of the order.

Response: The Fund is relying on the order granted by the SEC in the matter of Vertical Capital Income Fund and Oakline Advisors, LLC, (IC Release No. 32766) issued on July 31, 2017 (the “Order”). The Order applies to any continuously offered registered closed-end investment company for which Oakline Advisors, LLC (“Oakline”) or any entity controlling, controlled by, or under common control with Oakline acts as investment advisor and which operates as an interval fund pursuant to Rule 23c-3. The Fund’s investment advisory, Pathway Energy Income Management, LLC, is under common control with Oakline.

The condition on the Fund’s reliance on the Order is set forth in SEC’s notice of proposed order (Investment Company Act Release No. 32723), dated July 3, 2017. The condition generally requires that the Fund comply with the provisions of rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1, and, where applicable, 11a-3 under the Act as if those rules applied to closed-end management investment companies, and with the FINRA Sales Charge Rule as if that rule applied to closed-end management investment companies. The Fund will comply with this condition and will revise its disclosure in the Proxy Statement to state that it will comply with the condition.

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September 7, 2017 Page 2

3.	Please explain the rationale for the statement that the Fund is not part of a family of investment companies under the 1940 Act.

Response: The Fund has reviewed the Staff’s comment and will add disclosure related to its family of investment companies in the Proxy Statement.

4.
Please revise the discussion under “Suspension or Postponement of Mandatory Repurchase” to reference the board approval necessary to suspend or postpone mandatory repurchases. In addition, revise to address the notice that the Fund will provide to investors if the Fund suspends or postpones such repurchases.

Response: The Fund has revised its disclosure accordingly.

5.
For all proposals and specifically with regard to proposals 2 through 4, please provide additional disclosure explaining the implications and risks for investors if the proposal is approved. For example, under proposal 4, we note that the Fund does not address the negative consequences to investors if the Fund is no longer required to hold annual meetings. Please revise to fully inform the Fund’s shareholders of the implications of each proposal using clear, concise and understandable language.

Response: The Fund has revised its disclosure accordingly.

6.
As written, the definition of infrastructure assets and the Fund’s reference to companies conducting their principal business in industries with exposure to infrastructure assets are unclear and do not inform investors of the types of investments that will qualify. In addition, it is unclear whether the Fund has explained any new or incremental risks to investors as a result in the shift in concentration policies. Please revise or advise as appropriate.

Response: The Fund has revised its disclosure to include a more detailed explanation of what it considers infrastructure companies and to provide examples of industries that it considers to have exposure to infrastructure assets.

7.	Please revise the description for proposal 3 to explain what the first charter amendment is designed to accomplish.

Response: The Fund has revised its disclosure accordingly.

8.
It appears that proposal 3 includes two proposals, the first relates to the Fund’s ability to issue multiple share classes and the second relates to the forced conversion of existing shareholders. Please advise why shareholders are not being separately asked to approve the conversion into new share classes or include a separate vote.

Response: The Fund advises the Staff that proposal 3 includes one proposal, the amendment of the Fund’s charter to revise its current common stock class structure. Specifically, the charter amendment will redesignate the Fund’s shares of common stock, authorizing the Fund to issue four classes of common stock. Once effective, the charter amendment will have the effect of changing the class designation of outstanding shares of common stock held by the Fund’s stockholders. The charter amendment will also have the effect of authorizing the Fund to issue additional shares of common stock in the classes created by the charter amendment. Although the adoption of this proposal will effect both of these outcomes, the proposal involves the Fund taking one action. Because these two outcomes are linked to the same corporate action, the Fund believes that it would not be appropriate to subject each to a separate vote.

9.
The disclosure in proposal 3 suggest that proposal 1 must be approved in order for the Fund to be entitled to rely on the multiclass relief. However the disclosure under the heading “share classification” suggests that the Fund already has multiple share classes outstanding. Please explain.

September 7, 2017 Page 2

Response: The Fund advises the Staff that although it currently offers its shares of common stock in three “classes”, the “class” distinction is not the traditional multi-class structure, such as that contemplated in the Order. Instead, the Fund’s separate classes of common stock have identical rights with respect to voting, distribution of assets and the payment of dividends. Specifically, the classes are intended solely to clarify for potential investors the different sales loads that may be charged for an investment in the Fund, depending on the nature of the investor involved. The Fund conveyed this response in a letter to the Staff, dated April 16, 2013, in response to comments on the Fund’s registration statement (File Nos. 333-187877 and 811-22807).

10.
We note the disclosure that upon the effectiveness of the Fund’s amended and restated charter, each existing share of common stock of each current class will be converted to one class A share and existing shareholders that invested through the Fund’s Class R, Class RIA or Class I fee structure will have their shares further automatically converted to Class I shares if they meet the investor criteria for that class. Please:

i.	explain why class specific voting is not required for this proposal or revise to provide it;

ii.	provide clear, concise and understandable disclosure of any material changes on a class by class basis;

iii.	disclose the reasons why the board recommended the proposal;

iv.	provide a comparison of old and new class terms, (i.e., fees and expenses and any rights and preferences, etc.); and

v.	explain why the conversion is being done and how the Fund concluded it is exempt from Securities Act registration.
Response: The Fund respectfully advises the Staff that specific class approval is not required, because the redesignation of shares contemplated by proposal 3 treats each of the Fund’s existing share classes the same.
The Fund has revised the disclosure in proposal 3 to describe any material changes on a class by class basis. The Fund has also revised its disclosure to describe the reasons why the board has recommended the proposal. Finally, by virtue of its disclosure regarding material changes on a class by class basis, the Fund provided the disclosure requested in romanette iv above.
While the Fund has described the transaction as a “conversion” in the Proxy Statement, the shares of common stock hold by its stockholders are not converting into a different security for the purposes of the Securities Act. Stockholders will continue to hold a share of common stock and the only difference upon the redesignation of such common stock will be the fees paid by investors in that class. Because the Fund is not offering a different security, the action stemming from the approval of proposal 3 will not constitute an offer and sale of a security subject to the registration requirements of Section 5 of the Securities Act.

11.	Please revise the description of proposal 4 to explain what the charter amendment is designed to accomplish.
Response: The Fund has revised the disclosure accordingly.

12.
Please revise to explain why the board deemed it advisable and in the Fund’s interest to remove the requirement that they be periodically elected and replaced with an indefinite term. In responding, please note that our expectation is that the disclosure go beyond stating the fact that Maryland law permits this. Rather the Fund should explain why the board believes that annual director elections are an unnecessary expense.

Response: The Fund has revised the disclosure to include the explanation requested by the Staff’s comment.

September 7, 2017 Page 2

13.
We note the reference to removing a bylaw provision that requires the Fund to hold an annual meeting. Please clarify whether the board is unilaterally amending the bylaws or seeking shareholder approval to do so. If the later, please clarify why this is not a separate proposal.

Response: The Fund advises the Staff that its board of directors intends to unilaterally amend the Fund’s bylaws pursuant to its authority pursuant to Article XV of the Fund’s bylaws.

14.	Under the heading “Section 16(a) Beneficial Ownership Reporting Compliance”, revise to provide the information requested by Item 405 of Regulation S-K.
Response: The Fund will revise the disclosure to include the disclosure required by Item 405 of Regulation S-K.

15.	In the second to last paragraph of the Audit Committee Report, it appears that the reference to the fiscal year ended June 30, 2016 be to the fiscal year ending June 30, 2017. Please revise.
Response: The Fund will correct the date as noted by the Staff.

16.	In Article 5 of the Amended and Restated Charter, it appears that Section 4.4 is misplaced or mislabeled, please advise.
Response: The Fund will revise Section 4.4 to number it Section 5.4.

*    *    *    *    *
If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0472.

Sincerely,

/s/Cynthia R. Beyea
Cynthia R. Beyea

cc:    M. Grier Eliasek, Prospect Capital Management L.P.
Stanton Eigenbrodt, Stratera Holdings, LLC

PROPOSAL 1: APPROVAL OF FUNDAMENTAL POLICY TO CONDUCT SHARE REPURCHASES

On July 26, 2017, the Board unanimously deemed it advisable and in the best interests of the Company to convert the Company to an interval fund. An interval fund is a closed-end management investment company that has adopted a fundamental policy to conduct periodic repurchases of its outstanding shares of common stock pursuant to Rule 23c-3 of the Investment Company Act of 1940. Rule 23c-3 requires that any change to such a fundamental policy be adopted by a majority of the stockholders of such investment company. Therefore, the Board is seeking your approval to adopt a fundamental policy to conduct periodic repurchases of the Company's common stock as described below (the "Fundamental Policy").

Background and Reasons

The Board recommends a vote FOR the proposal to approve the adoption of the Fundamental Policy because such repurchase offers will ensure greater and more consistent liquidity for the Company's stockholders. As described in greater detail below, upon adopting the Fundamental Policy, the Company will be required to conduct quarterly repurchase offers unless limited exceptions apply. Although the Company currently conducts voluntary share repurchases pursuant to the tender offer process, adopting the Fundamental Policy will allow the Company to take advantage of the more efficient and less costly repurchase offer process pursuant to Rule 23c-3. Stockholders will benefit from the lower cost burden on the Company and assurance that repurchases are conducted in each calendar quarter.

Pursuant to the Fundamental Policy, the Company intends to offer to make one repurchase offer of no less than 5% and no more than 25% of its shares outstanding in each calendar quarter of each year at a price equal to the net asset value per share ("NAV"). Such repurchases are referred to as "Mandatory Repurchases" because the Company is required to conduct the repurchase offer unless certain limited circumstances occur. There is no guarantee that stockholders will be able to sell all of the shares they desire in a Mandatory Repurchase offer because stockholders, in total, may wish to sell more than the percentage of the Company's shares being repurchased. The Company intends to maintain liquid securities, cash or access to a bank line of credit in amounts sufficient to meet the quarterly redemption offer requirements.

If the Fundamental Policy is adopted, the offer to repurchase shares will be a fundamental policy that may not be changed without the vote of the holders of a majority of the Company's outstanding voting securities (as defined in the 1940 Act). Stockholders will be notified in writing of each Mandatory Repurchase and the date the repurchase offer ends (the "Mandatory Repurchase Request Deadline"). Shares will be repurchased at the NAV per share determined as of the close of regular trading on the NYSE no later than the 14th day after the Mandatory Repurchase Request Deadline, or the next business day if the 14th day is not a business day (each a "Mandatory Repurchase Pricing Date").

Stockholders will be notified in writing about each Mandatory Repurchase offer and how they may request that the Company repurchase their shares and the Mandatory Repurchase Request Deadline, which is the date the repurchase offer ends. Shares tendered for repurchase by stockholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. The time between the notification to stockholders and the Repurchase Request Deadline is generally 30 days, but may vary from no more than 42 days to no less than 21 days. Payment pursuant to the repurchase will be made by checks to the stockholder's address of record, or credited directly to a predetermined bank account on the Purchase Payment Date, which will be no more than seven days after the Mandatory Repurchase Pricing Date. The Board of Directors may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

Determination of Mandatory Repurchase Offer Amount

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The Board, in its sole discretion, will determine the number of shares that the Company will offer to repurchase (the "Mandatory Repurchase Offer Amount") for a given the Mandatory Repurchase Request Deadline. The Mandatory Repurchase Offer Amount will be no less than 5% and no more than 25% of the total number of shares outstanding on the Mandatory Repurchase Request Deadline. However, investors should not rely on Mandatory Repurchases being made in amounts in excess of 5% of the total number of shares outstanding. If stockholders tender for repurchase more than the Mandatory Repurchase Offer Amount for a given Mandatory Repurchase, the Company will repurchase the shares on a pro rata basis. However, the Company may accept all shares tendered for Mandatory Repurchase by stockholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered. In addition, the Company will accept the total number of shares tendered in connection with required minimum distributions from an IRA or other qualified retirement plan. It is the stockholder's obligation to both notify and provide the Company supporting documentation of a required minimum distribution from an IRA or other qualified retirement plan.

Notice to Stockholders

Approximately 30 days (but no less than 21 days and more than 42 days) before each Mandatory Repurchase Request Deadline, the Company shall send to each stockholder of record and to each beneficial owner of the shares that are the subject of the repurchase offer a notification ("Stockholder Notification"). The Stockholder Notification will contain information stockholders should consider in deciding whether or not to tender their shares for Mandatory Repurchase. The notice also will include detailed instructions on how to tender shares for the Mandatory Repurchase, state the Mandatory Repurchase Offer Amount and identify the dates of the Mandatory Repurchase Request Deadline, the scheduled Mandatory Repurchase Pricing Date, and the date the repurchase proceeds are scheduled for payment (the "Mandatory Repurchase Payment Deadline"). The notice also will set forth the NAV that has been computed no more than seven days before the date of notification, and how stockholders may ascertain the NAV after the notification date.

Repurchase Price

The repurchase price of the shares will be the NAV as of the close of regular trading on the NYSE on the Mandatory Repurchase Pricing Date. You may call 888-655-3650 to learn the NAV each of the five days before the Mandatory Repurchase Pricing Date. The notice of the repurchase offer also will provide information concerning the NAV, such as the NAV as of a recent date or a sampling of recent NAVs, and a toll-free number for information regarding the Mandatory Repurchase.

Repurchase Amounts and Payment of Proceeds

Shares tendered for Mandatory Repurchase by stockholders prior to any Mandatory Repurchase Request Deadline will be repurchased subject to the aggregate Mandatory Repurchase Offer Amount established for that Mandatory Repurchase Request Deadline. Payment pursuant to the Mandatory Repurchase will be made by check to the stockholder's address of record, or credited directly to a predetermined bank account on the Purchase Payment Date, which will be no more than seven days after the Mandatory Repurchase Pricing Date. The Board of Directors may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

If stockholders tender for repurchase more than the Mandatory Repurchase Offer Amount for a given Mandatory Repurchase, the Company may, but is not required to, repurchase an additional amount of shares not to exceed 2.0% of the outstanding shares of the Company on the Mandatory Repurchase Request Deadline. If the Company determines not to repurchase more than the Repurchase Offer Amount, or if stockholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2.0% of the outstanding shares on the Mandatory Repurchase Request Deadline, the Company will repurchase the shares on a pro rata basis. However, the Company may accept all shares tendered for repurchase by stockholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered. In addition, the Company will accept the total number of shares tendered in connection with required minimum distributions from an IRA or other qualified retirement plan.

Suspension or Postponement of Mandatory Repurchase

8

The Company may suspend or postpone a Mandatory Repurchase pursuant to a vote by a majority of the Company's directors, including a majority of its independent directors, and only: (a) if making or effecting the Mandatory Repurchase would cause the Company to lose its status as a RIC under the Code; (b) for any period during which the NYSE or any market on which the securities owned by the Company are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Company of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Company fairly to determine the value of its net assets; or (d) for such other periods as the SEC may by order permit for the protection of stockholders of the Company. If a Mandatory Repurchase is suspended or postponed, the Company will provide notice to its stockholders of such suspension or postponement. If the Company renews the Mandatory Repurchase, the Company will send a new notification to its stockholders in compliance with Rule 23c-3.

Liquidity Requirements

The Company must maintain liquid assets equal to the Mandatory Repurchase Offer Amount from the time that the notice is sent to stockholders until the Mandatory Repurchase Pricing Date. The Company will ensure that a percentage of its net assets equal to at least 100% of the Mandatory Repurchase Offer Amount consists of assets that can be sold or disposed of in the ordinary course of business at approximately the price at which the Company has valued the investment within the time period between the Mandatory Repurchase Request Deadline and the Mandatory Repurchase Payment Deadline. The Board of Directors will adopt procedures that are reasonably designed to ensure that the Company's assets are sufficiently liquid so that the Company can comply with the Mandatory Repurchase and the liquidity requirements described in the previous paragraph. If, at any time, the Company falls out of compliance with these liquidity requirements, the Board of Directors will take whatever action it deems appropriate to ensure compliance.

~~Consequences of Mandatory Repurchases~~Risks Related to the Approval of Proposal 1

Mandatory Repurchases will typically be funded from available cash or access to a bank line of credit in amounts sufficient to meet the quarterly redemption offer requirements. Payment for repurchased shares, however, may require the Company to liquidate portfolio holdings earlier than the Adviser otherwise would, thus increasing the Company's portfolio turnover and potentially causing the Company to realize losses. The Adviser intends to take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Company borrows to finance repurchases, interest on that borrowing will negatively affect stockholders who do not tender their shares in a Mandatory Repurchase by increasing the Company's expenses and reducing any net investment income. To the extent the Company finances repurchase amounts by selling Company investments, the Company may hold a larger proportion of its assets in less liquid securities. The sale of portfolio securities to fund Mandatory Repurchases also could reduce the market price of those underlying securities, which in turn would reduce the Company's NAV. In addition, the Company may sell portfolio securities at an inopportune time and may suffer losses or unexpected tax liabilities.

Repurchase of the Company's shares will tend to reduce the amount of outstanding shares and, depending upon the Company's investment performance, its net assets. A reduction in the Company's net assets would increase the Company's expense ratio, to the extent that additional shares are not sold and expenses otherwise remain the same (or increase). In addition, the repurchase of shares by the Company will be a taxable event to stockholders.

The Company is intended as a long-term investment. The Mandatory Repurchase will be the only means of liquidity through which stockholders have a right to redeem their shares, subject to a limited number of extenuating circumstances. Because the Company will provide liquidity through the Mandatory Repurchases, it does not anticipate seeking to complete a liquidation event in the future. Stockholders have no rights to redeem or transfer their shares, other than limited rights of a stockholder's descendants to redeem shares in the event of such stockholder's death pursuant to certain conditions and restrictions. The Company's shares are not traded on a national securities exchange and no secondary market exists for the shares, nor does the Company expect a secondary market for its shares to exist in the future.

Vote Required

9

Approval of the Fundamental Policy requires the affirmative vote of a majority of the outstanding voting common stock. Under the 1940 Act, a majority of outstanding voting securities is defined as the lesser of (1) 67% of the outstanding shares represented at a meeting at which more than 50% of the outstanding shares are present in person or represented by proxy or (2) more than 50% of the outstanding voting securities.

The Board of Directors recommends a vote "FOR" Proposal 1.

PROPOSAL 2: CHANGE TO INDUSTRY CONCENTRATION POLICY

The ~~Company's current industry concentration policy requires it to concentrate, or~~Company is asking stockholders to approve a change to its investment concentration policy to provide that the Company will invest ~~greater~~more than 25% of its ~~total assets, in investments in the energy and related infrastructure and industrial sectors. Further, the Company is required pursuant to Rule 35d-1 under the 1940 Act to invest at least 80% of its total assets in securities of companies that operate primarily in energy and related infrastructure and industrial sectors. In connection with the proposed restructuring of the Company to an interval fund, the Board intends to change the Company's investment strategy and the name of the Company to "Pathway Capital Opportunity Fund, Inc." The Board may change the Company's investment strategy by providing stockholders 60 days' notice, which it has already provided via prospectus supplement. However, the approval of a majority vote of the Company's outstanding stockholders is required to approve a change to the Company's industry concentration policy because the industry concentration policy is listed in the Company's prospectus as a fundamental policy.~~ assets in companies conducting their principal business in industries with exposure to infrastructure assets, which the Company refers to as "Infrastructure" companies and "Infrastructure related" companies. The Company considers Infrastructure companies to include companies that derive at least 50% of their revenues, gross profit or EBITDA from the ownership, management, development, construction, maintenance, renovation, enhancement or operation of Infrastructure assets. The Company considers Infrastructure related companies to include companies that derive at least 50% of their revenues, gross profit or EBITDA from providing products or services to Infrastructure companies. The Company will primarily invest in Infrastructure companies that it believes have, or are connected to, an infrastructure, an underlying asset base or cash flow so as to enhance downside protection for its investments. Examples of Infrastructure assets include assets related to:

- transportation (e.g., airports, metro systems, maritime, shipping, pipelines, mass transit, subways, railroads, ports, highways, bridges, tunnels, toll roads);
- transportation equipment (e.g., shipping, aircraft, railcars, containers);
- defense industrial base sector (e.g., equipment, arms, facilities);
- emergency services sector (e.g., police stations, fire departments, public works departments, private security);
- electric utilities and power (e.g., development, generation, transmission, distribution);
- energy (e.g., exploration, development, production, gathering, transportation, processing, storage, refining, supply, distribution, mining, transmission, servicing, industrial products and services, energy efficiency, management, generation or marketing of energy), including renewable energies (e.g., wind, solar, hydro, geothermal);
- chemicals (e.g. manufacturing, refining, processing, transportation, storage, distribution);
- communication networks and equipment (e.g., cable, wireline, wireless, satellite, data network, data storage, software);
- water and wastewater systems (e.g. dams, pipelines, treatment plants);
- food and agriculture sector (e.g., farms, food manufacturing, processing and storage facilities);
- social infrastructure (e.g., health care facilities, government building and other public service facilities);

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- financial services sector (e.g, depository institutions, providers of investment products, insurance companies, other credit and financing organizations);

- metals, industrials, materials (e.g., steel, processing, storage, manufacturing, distribution);

- real estate (e.g., offices, shopping centers, industrial buildings); and

- other resources and services (including manufacturing) related to infrastructure assets (e.g., cement, paper, staffing, logistics, environmental, software, forest product companies).

The Company's current industry concentration policy requires it to concentrate, or invest greater than 25% of its total assets, in investments in the energy and related infrastructure and industrial sectors. Further, the Company is required pursuant to Rule 35d-1 under the 1940 Act to invest at least 80% of its total assets in securities of companies that operate primarily in energy and related infrastructure and industrial sectors. In connection with the proposed restructuring of the Company to an interval fund, the Board intends to change the Company's investment strategy and the name of the Company to "Pathway Capital Opportunity Fund, Inc." The Board may change the Company's investment strategy by providing stockholders 60 days' notice, which it has already provided via prospectus supplement. However, the approval of a majority vote of the Company's outstanding stockholders is required to approve a change to the Company's industry concentration policy because the industry concentration policy is listed in the Company's prospectus as a fundamental policy.

Background and Reasons

The Company commenced its public offering of common stock in September of 2014 with the Fundamental policy to concentrate its investments in the energy and related infrastructure and industrial sectors. While Pathway is positioned to continue to pursue an investment strategy that will both exploit the attractive longer term trends influencing the energy sector and take advantage of current capital dislocation, the Company is expanding the fundamental industry policy to include all infrastructure sub-sectors, which will allow the Company to take advantage of a broader set of investment opportunities that also have attractive longer term trends and require a significant need for investment. Under the Company's broadened investment strategy, it expects to invest at least 50% of its total assets in securities of companies that support the operation, function, growth or development of a community or economy, which includes transportation, transportation equipment, electric utilities and power, energy, communication networks and equipment, water and sewage treatment, social infrastructure, and metals, industrials, materials, mining, and other resources and services (including manufacturing) related to infrastructure assets (e.g., cement, chemical, paper, forest product companies). Additionally, although the Company is party to an exemptive order issued by the Commission permitting it to co-invest with other funds managed by PEIM and its affiliates, including Prospect Capital Corporation, the Company is currently unable to participate in a majority of these opportunities because of its existing industry concentration policy. The revised industry concentration policy will allow the Company to participate in a broader set of these opportunities.

The Board has reviewed the Company's current industry concentration policy and deemed it in the best interests of the Company to expand this policy to provide that the Company will invest more than 25% of our assets in companies conducting their principal business in industries with exposure to infrastructure assets. The Board and management believe that this revised investment concentration policy will allow the Company to take advantage of the efficiencies discussed above. In addition, the Board believes that the revised investment objective will position the Company to take advantage of a greater set of market opportunities.

Risks Related to the Approval of Proposal 2

If proposal 2 is approved, the Company's revised industry concentration policy will subject us to the risks associated with investing in Infrastructure companies. The revenues, income (or losses) and valuations of Infrastructure companies can fluctuate suddenly and dramatically due to a number of factors including costs associated with environmental, governmental and other regulations, high interest costs for capital construction programs, high leverage, the effects of economic slowdowns, surplus capacity, increased competition, fluctuations of commodity prices, the effects of energy conservation policies, unfavorable tax laws or accounting policies, environmental damage, difficulty in raising capital, increased susceptibility to terrorist acts or political actions, and general changes in market sentiment towards infrastructure assets. A summary of some of

11

the principal sector specific risks is included below. The inclusion of a specific risk below with respect to a specific sector does not mean that that risk does not also apply in respect of the Company's other investments.

Transportation. Transportation-related infrastructure assets may be adversely affected by, among other things, economic and market changes, fuel prices, labor relations, geo-political concerns and insurance costs. Transportation-related infrastructure assets and related businesses may also be subject to significant government regulation and oversight, which may adversely affect their businesses.

Electric Utilities and Power. Utility- and power-related infrastructure assets may have difficulty obtaining financing during periods of inflation or unsettled capital markets; may be subject to greater competition as a result of deregulation; face changes in climate or environmental policy; face restrictions on operations and increased cost and delays attributable to environmental considerations and regulation; find that existing plants, equipment or products have been rendered obsolete by technological innovations; or be subject to increased costs because of the scarcity of certain fuels or the effects of man-made or natural disasters.

Energy. Energy-related infrastructure assets may be adversely affected by one or more of the following: the levels and volatility of global energy commodity prices, energy supply and demand, capital expenditures on exploration and production of energy sources, energy conservation efforts, exchange rates, interest rates, economic conditions, tax treatment, increased competition, government regulation, technological advances, risk of liability from accidents resulting in injury or loss of life or property, supply of products and services, and world events.

Renewable Energy. Renewable-energy related infrastructure assets may be adversely affected by changes in government policy relating to incentives and subsidies for renewable energy assets, technological developments (or the application thereof), unforeseen technical deficiencies with installations, and the reliance of any renewable energy project, or group of projects, on variable resources.

Communication Networks and Equipment. Infrastructure assets in the telecommunications sector may be adversely affected by increased competition, regulation by various regulatory authorities, distressed cash flows due to the need to commit substantial capital to meet increasing competition, technological advances, limited availability of franchise and licensing rights, and high barriers to market entry. Various forms of cyber-attack threaten communication networks and could severely hamper any infrastructure project dependent upon communication networks and equipment.

Public and Social Infrastructure. Public and social infrastructure assets, such as hospitals, schools, government accommodations, and other public service facilities projects, may be subject to risks that include, but are not limited to, costs associated with governmental, environmental and other regulations, the effects of economic slowdowns, increased competition from other providers of such services, uncertainties concerning costs, adverse political developments, and the level of government spending on infrastructure projects.

Metals and Mining. Investments in metals and mining related infrastructure assets may be speculative and subject to greater price volatility than investments in other types of companies. The performance of assets in this sector is related to, among other things, worldwide metal prices, and extraction and production costs.

Industrial. Industrial-related infrastructure assets may be adversely affected by supply and demand both for their specific product or service and for industrial sector products in general. Government regulation, world events, exchange rates and economic conditions, changes or trends in commodity prices, technological developments and liabilities for environmental damage and general civil liabilities will likewise affect the performance of these assets and their ability to repay their debts.

Required Vote

Approval of change to the Company's industry concentration policy requires the affirmative vote of a majority of the outstanding voting securities of each class of common stock. Under the 1940 Act, a majority of outstanding voting securities is defined as the lesser of (1) 67% of the outstanding shares represented at a meeting at which more than 50% of the outstanding shares are present in person or represented by proxy or (2) more than 50% of the outstanding voting securities.

The Board of Directors recommends a vote "FOR" Proposal 2.

PROPOSAL NO. 3: APPROVAL OF FIRST CHARTER AMENDMENT

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The Company is seeking approval for a charter amendment that would redesignate its shares of common stock to create four different classes of common stock. This charter amendment is designed to have the effect of redesignating the Company's outstanding shares of common stock as described below under the heading "Share Classification" and enable the Company to issue additional shares of each newly designated class of common stock.

Background and Reasons

If Proposal 1 is approved and upon restructuring to an interval fund, the Company will be entitled to rely on an exemptive order issued to a subsidiary of Stratera that will allow the Company to offer multiple classes of common stock (the "Multiclass Relief"). The Board has deemed it advisable for the Company to amend its Charter to provide for an initial classification of its Common Stock consistent with the Multiclass Relief and customary practice among interval funds. The ~~Board believes that adoption of this Charter amendment will allow the Company the greatest flexibility to continue to raise the capital needed to permit the Company to carry out its investment objective. Under a multi-class system, an investor can choose the method of purchasing shares that is most beneficial given the amount of his or her purchase, the length of time the investor expects to hold his or her shares and other relevant circumstances. The proposed arrangements would permit the Company to facilitate both the distribution of its securities and provide investors with a broader choice of stockholder services. Under the proposal, owners of each class of shares may be relieved under the multi-class system of a portion of the fixed costs normally associated with investing in investment companies as the Company grows because these costs potentially would be spread over a greater number of shares than they would be otherwise. As the Company grows in volume of assets, the investors will derive benefits from economies of scale that would not be available at smaller volumes.~~Multiclass Relief is conditioned upon the Company's compliance with certain rules under the 1940 Act applicable to open-end funds offering multiple classes of common stock as if the Company were an open-end fund. The Company intends to comply with these rules as applicable.

The Board believes that adoption of this Charter amendment will allow the Company the greatest flexibility to continue to raise the capital needed to permit the Company to carry out its investment objective. Under a multi-class system, an investor can choose the method of purchasing shares that is most beneficial given the amount of his or her purchase, the length of time the investor expects to hold his or her shares and other relevant circumstances. The amendment contemplated by proposal 3 would permit the Company to facilitate both the distribution of its securities and provide investors with a broader choice of stockholder services. Under the proposal, owners of each class of shares may be relieved under the multi-class system of a portion of the fixed costs normally associated with investing in investment companies as the Company grows because these costs potentially would be spread over a greater number of shares than they would be otherwise. As the Company grows in volume of assets, the investors will derive benefits from economies of scale that would not be available at smaller volumes. The Board considered each of these factors in making its decision to recommend that stockholders approve proposal 3.

Principal Change

The following discussion summarizes the principal change the Company is asking its stockholders to approve in connection with Proposal 3. This summary description is qualified in its entirety by the complete text of the proposed Articles of Amendment and Restatement, a copy of which is attached hereto as **Exhibit A** to this proxy statement (the "Articles"). The Articles attached hereto as **Exhibit A** reflect the modifications proposed to be made by Proposals 3 and 4 (as more fully described below). If approved by stockholders at the Special Meeting, the amendments reflected in the Articles and described in this proxy statement will be effected by the Company's filing of the Articles with the State Department of Assessment and Taxation of the State of Maryland (the "SDAT"), and will become effective upon filing and acceptance for record by the SDAT.

Share Classification

The Company is currently authorized to issue three classes of common stock: Class I, Class R and Class RIA. However, the Company's current share classes are merely designations with respect to up-front sales loads. Each current class has identical rights with respect to voting, distribution of assets and the payment of dividends. Thus, for purposes of the Company's current accounting, there are no differences between share classes once shares are issued by the Company. The Company anticipates that it will continue its continuous public offering of its common shares. If Proposal 3 is approved, the Company will be authorized to issue four classes of common stock: Class A, Class C, Class I and Class L. Additionally, upon the effectiveness of the Articles, each existing share of common stock of each current class will ~~be converted into~~redesignated as one Class A share. Furthermore, existing stockholders ~~who invested through the Company's Class R, Class RIA or Class I fee structure~~ will have

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their shares further automatically converted to "Class I Shares" if they meet the investment criteria for that class. Additionally, if Proposal 3 is approved, the Company intends to continuously offer its Class A Shares and three additional classes of shares ("Class I Shares", "Class C Shares" and "Class L Shares"), with each class having its own fee and expense structure. the same rights and preferences associated with each other share class, but having its own fee and expense structure described in the chart below. The table summarizes the contractual fees and expenses borne by each class of the Company's common stock and does not include all of the expenses that may be borne directly or indirectly by a stockholder of any class of common stock. Shares of the Company's common stock are not expected to be listed on any securities exchange, nor quoted on any quotation medium, and the Company does not expect there to be a secondary trading market for its shares.

Only the Company's Class A and Class L Shares will be subject to a front-end sales load, with breakpoints generally based on the size of investment. The Company's Class A Shares are subject to other expenses, including a service fee, subject to stockholder approval of Proposal 5, but will not be subject to a distribution fee. The Company's Class C Shares will be subject to a distribution and service fee and other expenses, and an early withdrawal charge, or EWC. The Company's Class I Shares will be subject to other expenses, but will not be subject to a distribution and service fee, nor will they be subject to an EWC. The Company's Class L Shares will be subject to a service fee, a distribution fee and other expenses, but will not be subject to an EWC. The Company may in the future offer additional classes of shares and/or another sales charge structure.

Comparison of Annual Fees and Expenses

Existing Share Class Structure

Class R, RIA and I	
Management Fee	2.00%(1)
Incentive Fee	*(2)
Shareholder Servicing Fee	N/A
Distribution Fee	N/A
Other Expenses	*(3)

Proposed Share Class Structure

Class A		Class C	
Management Fee	2.00%(1)	Management Fee	2.00%(1)
Incentive Fee	*(2)	Incentive Fee	*(2)
Shareholder Servicing Fee	0.25%(4)	Shareholder Servicing Fee	0.25%
Distribution Fee	None	Distribution Fee	0.75%
Other Expenses	*(5)	Other Expenses	*(5)

Class I		Class L	
Management Fee	2.00%(1)	Management Fee	2.00%(1)
Incentive Fee	*(2)	Incentive Fee	*(2)
Shareholder Servicing Fee	None	Shareholder Servicing Fee	0.25%
Distribution Fee	None	Distribution Fee	0.25%
Other Expenses	*(5)	Other Expenses	*(5)

(1) The base management fee is calculated at an annual rate of 2.0% of the Company's total assets.

(2) The subordinated incentive fee on income is calculated and payable quarterly in arrears based upon the Company's "pre-incentive fee net investment income" for the immediately preceding quarter, and will be subordinated to a fixed preferred return on the value of the Company's net assets at the end of the immediately preceding calendar quarter equal to 1.5% per quarter (an annualized rate of 6.0%).

(3) The Company reimburses the expenses incurred by the Administrator in connection with its provision of administrative services provided to us, including the compensation payable by the Administrator to the Company's chief financial officer, chief compliance officer, treasurer and secretary and other administrative personnel of the Administrator. The Company will also reimburse the Dealer Manager or one of its affiliates for costs incurred under the Investor Services Agreement.

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(4) Subject to approval of proposal 5.
(5) Other expenses include accounting, legal and auditing fees as well as the reimbursement of the compensation of our chief financial officer, chief compliance officer, treasurer and secretary and other administrative personnel of our Administrator. However, other expenses does not include reimbursements to the Dealer Manager or any of its affiliates.

The chart below describes the maximum sales charge applicable to each of the Company's existing share classes and each share class contemplated by proposal 5. As described below, only the Company's Class A and Class L Shares will be subject to a front-end sales load, with breakpoints generally based on the size of investment. The Company's Class C Shares will be subject to a distribution and service fee and other expenses, and an early withdrawal charge, or EWC. The Company may in the future offer additional classes of shares or another sales charge structure.

Comparison of Maximum Sales Load

Existing Share Class Structure

Class R		**Class RIA**		**Class I**	
Maximum sales load	8.00%(1)	Maximum sales load	2.00%(2)	Maximum sales load	None

Proposed Share Class Structure

Class A		**Class C**	
Maximum sales load	5.75%	Maximum sales load	None
Early Withdrawal Fee	None	Early Withdrawal Fee	1.0%

Class I		**Class L**	
Maximum sales load	None	Maximum sales load	4.25%
Early Withdrawal Fee	None	Early Withdrawal Fee	None

(1) Consisting of a 6.0% sales load and 2.0% dealer manager fee.
(2) Consisting of a 2.0% dealer manager fee.

From time to time the Company may create additional classes of shares, the terms of which may differ from the Class A, Class I, Class C and Class L Shares in the following respects: (i) the amount of fees permitted by different distribution plans or different service fee arrangements; (ii) voting rights with respect to a distribution plan of a class; (iii) different class designations; (iv) the impact of any class expenses directly attributable to a particular class of shares allocated on a class basis as described in this application; (v) any differences in dividends and net asset value resulting from differences in fees under a distribution plan or in class expenses; (vi) any EWC or other sales load structure; and (vii) exchange or conversion privileges of the classes as permitted under the Act.

The Company will allocate all expenses incurred by it among the various classes of shares based on the net assets of the Company attributable to each such class, except that the net asset value and expenses of each class will reflect the expenses associated with the distribution plan of that class (if any), services fees attributable to that class (if any), including transfer agency fees, and any other incremental expenses of that class. Incremental expenses of the Company attributable to a particular class are limited to (i) incremental transfer agent fees identified by the transfer agent as being attributable to that class of shares; (ii) printing and postage expenses relating to preparing and distributing materials such as shareholder reports, prospectuses and proxies to current stockholders of that class of shares; (iii) federal registration fees incurred with respect to shares of that class of shares; (iv) blue sky fees incurred with respect to sales of that class of shares; (v) expenses of administrative personnel and services as required to support the stockholders of that class; (vi) auditors' fees, litigation expenses and other legal fees and expenses relating solely to that class of shares; (vii) additional directors' fees incurred as a result of issues relating to that class of shares; (viii) additional accounting expenses relating solely to that class of shares; (ix) expenses incurred in connection with shareholder meetings as a result of issues relating to that class of shares; and (x) any other incremental expenses subsequently identified that should be properly allocated to that class of shares consistent with Rule 18f-3 under the Act. Because of the different distribution fees, services and any other class expenses that may be attributable to the Class A Shares, Class I Shares, Class C Shares and Class L Shares, the net income attributable to, and the dividends payable on, each class of shares may differ

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from each other. As a result, the net asset value per share of the classes may differ at times. Expenses of the Company allocated to a particular class of shares will be borne on a pro rata basis by each outstanding share of that class. Distribution fees will be paid pursuant to a distribution plan with respect to a class.

Summary of Specific Change

Listed below, in summary form, is the specific change that will be made to the current Charter pursuant to Proposal 3 if it is approved by stockholders at the Special Meeting. The below summary does not identify certain immaterial changes to the Charter or changes that are described as part of Proposal 3. Please see the Charter attached hereto as **Exhibit A**, which reflects all the proposed changes to the Charter.

Revisions to Section 6.1 to provide for the designation of new classes of common stock.

Revisions to Section 6.2 to provide for the conversionredesignation of outstanding shares of common stock to Class A Shares and the further automatic conversion of shares held by certain investors into Class I Shares and setting forth the rights, restrictions and preferences of each of the new classes of shares of common stock.

Risks Related to the Approval of Proposal 3

The Company and the Board believe that the redesignation of the Company's common stock to create the classes of common stock described above will allow the Company to meet the demands of investors and expand the Company such that it will operate at an efficient scale. However, if the Company is unable to successfully deploy the additional capital raised, the returns to investors may decrease and the Company may be unable to pay distributions or may not be able to increase its distribution rate over time. If proposal 5 is approved, existing investors may be subject to additional expenses related to the shareholder servicing plan. See, "Proposal No. 5 - Risks Related to the Approval of Proposal 5" for more information.

Vote Required

Proposal 3 requires the approval of the majority of our outstanding shares of common stock. You may vote for or against or abstain on Proposal 3. Abstentions and broker non-votes will have the same effect as votes against Proposal 3. Proxies received will be voted "FOR" the approval of Proposal 3 unless stockholders designate otherwise.

Appraisal Rights

Under Maryland law and the Charter, you will not be entitled to rights of appraisal with respect to Proposal 3. Accordingly, to the extent that you object to Proposal 3, you will not have the right to have a court judicially determine (and you will not receive) the fair value for your shares under the provisions of Maryland law governing appraisal rights.

The Board of Directors recommends a vote "FOR" Proposal 3.

PROPOSAL NO. 4: APPROVAL OF CHARTER AMENDMENT

The Company is seeking approval for a charter amendment that would declassify the Board of directors and provide that each director shall serve an indefinite term until his or her successor is elected and qualifies. This charter amendment is designed to remove the requirement for the Company to hold an annual stockholders' meeting.

Background and Reasons

In connection with the restructuring of the Company into an interval fund, the Board has deemed it advisable and recommended that certain additional amendments to the Charter and governing documents of the Company to ensure the

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efficient operation of the Company. The Company's Bylaws, as currently drafted, require that the Company hold an annual meeting of stockholders, despite the provisions of Maryland law excepting investment companies registered under the 1940 Act from the requirement to hold an annual meeting. Upon the restructuring of the Company into an interval fund, the Board intends to adopt amendments to the Company's bylaws to remove this requirement, allowing the Company to avoid incurring the unnecessary expenses associated with conducting an annual stockholders' meeting. In connection with this change to the Company's bylaws, the Board has deemed it advisable to amend the Charter to declassify the Board. This amendment to the Charter is necessary to completely remove the requirement to hold an annual stockholders' meeting. The effect of this Charter amendment removing the requirement that a class of directors be elected at each annual meeting, combined with the bylaw amendment removing the requirement for holding an annual meeting, will be that the directors will be elected for an indefinite term.

In making its determination to recommend that stockholders approve proposal 4, the Board considered the benefit of increased operational efficiency that it expects will stem from the approval of proposal 4 against the loss of stockholders' ability to vote on the continued service of members of the Board each year. The Board believes that the Company will benefit from the reduced costs associated with conducting an annual stockholders meeting, including the costs associated with proxy solicitation. While the Board considered that stockholders will no longer be able to vote on the election of directors each year, the Board believes that this concern is partially offset by the increased liquidity created by the adoption of a fundamental policy to conduct periodic share repurchases that the Company will adopt upon the approval of proposal 1. The Board also reviewed the market practice among interval funds on this subject and determined that most interval funds did not hold an annual stockholders' meeting.

Principal Change

The following discussion summarizes the principal change the Company is asking its stockholders to approve in connection with Proposal 4. This summary description is qualified in its entirety by the complete text of the proposed Articles, a copy of which is attached hereto as **Exhibit A** to this proxy statement. The Articles attached hereto as **Exhibit A** reflect the modifications proposed to be made by Proposals 3 (as described above) and 4. If approved by stockholders at the Special Meeting, the amendments reflected in the Articles and described in this proxy statement will be effected by the Company's filing of the Articles with the State Department of Assessment and Taxation of the State of Maryland (the "SDAT"), and will become effective upon filing and acceptance for record by the SDAT.

Classified Board and Director Terms

In order to completely remove the requirement to hold an annual stockholders' meeting and thus to avoid incurring the additional expense of conducting an annual meeting, the Charter must be amended to remove the requirement to reelect one class of directors at an annual meeting. If approved by stockholders, the amendment would allow the Company to forego expenses related to the drafting and filing of an annual meeting proxy statement, proxy solicitation and fees related to conducting the annual meeting itself. Stockholders, however, will no longer have the option to vote on director nominees each year.

Summary of Specific Change

Listed below, in summary form, is the specific change that will be made to the current Charter pursuant to Proposal 4 if it is approved by stockholders at the Special Meeting. The below summary does not identify certain immaterial changes to the Charter or changes that are described as part of Proposals 3 and 4. Please see the Charter attached hereto as **Exhibit A**, which reflects all the proposed changes to the Charter.

Revisions to Section 5.1 to remove the classified board provisions.

Risks Related to the Approval of Proposal 4

If proposal 4 is approved and the Board subsequently amends the Company's bylaws to remove the requirement to hold an annual meeting, the combined actions will have the effect of restricting stockholders' ability to influence the composition of the Company's board. Stockholders will no longer have the ability to vote against the Company's nominees to the Board each year,

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and will be required to follow the process for a stockholder-requested special meeting set forth in the Company's bylaws and receive support for the calling of a stockholder-requested special meeting of not less than a majority of all stockholders in order to require the Company to hold a stockholders' meeting. The process for calling a stockholder-requested special meeting must be strictly complied with and may require significant costs to be borne initially by the stockholder requesting such a meeting. As a result, a stockholder's influence over the management of the Company's business and operations will be diminished if proposal 3 is approved.

Vote Required

Proposal 4 requires the approval of the majority of our outstanding shares of common stock. You may vote for or against or abstain on Proposal 4. Abstentions and broker non-votes will have the same effect as votes against Proposal 4. Proxies received will be voted "FOR" the approval of Proposal 4 unless stockholders designate otherwise.

Appraisal Rights

Under Maryland law and the Charter, you will not be entitled to rights of appraisal with respect to Proposal 4. Accordingly, to the extent that you object to Proposal 4, you will not have the right to have a court judicially determine (and you will not receive) the fair value for your shares under the provisions of Maryland law governing appraisal rights.

The Board of Directors recommends a vote "FOR" Charter Amendment Proposal 4.

PROPOSAL 5: APPROVAL OF SHAREHOLDER SERVICING PLAN

On August [ ], 2017, the Board voted to approve a shareholder servicing plan in compliance with Rule 12b-1 under the 1940 Act (the "Shareholder Servicing Plan") for the Company, and to recommend that stockholders of the Company approve the Shareholder Servicing Plan. Under the Shareholder Servicing Plan, Class A Shares, including those shares of common stock currently outstanding that will be reclassified into Class A Shares, will be subject to an ongoing shareholder servicing fee at an annual rate of 0.25% of the Company's average net assets. This fee will be paid by the Company to compensate the Dealer Manager, for services rendered to certain of the Company's existing stockholders. Similar services are currently being provided by the Dealer Manager and the expenses related to these services are indirectly borne by the stockholders through reimbursements from the Company to the Dealer Manager. However, because the Company plans to issue multiple classes of common stock upon approval of Proposal 3, the Company may no longer be permitted to make such payments directly, except pursuant to a plan that complies with Rule 12b-1. The adoption of the Shareholder Servicing Plan is necessary for the Company to continue to be able to pay the Dealer Manager for providing such services. The Company expects that the shareholder servicing fee will be offset by the reduction in expenses currently borne indirectly by the Company's stockholders. In addition, under the expense limitation agreement between the Company and its Adviser, the Company's total annual operating expenses, after expense reimbursements, are not expected to increase as a result of the new shareholder servicing fee.

Background and Reasons

Subject to stockholder approval of Proposals 1 through 4 of this proxy statement, the Company will be restructured into an interval fund. In connection with the interval fund restructuring and the authorization of multiple share classes pursuant to the Multiclass Relief, the Company will reclassify its outstanding shares of common stock as Class A Shares, which pursuant to the Multiclass Relief, pay an ongoing shareholder servicing fee. In accordance with Rule 12b-1, the Company is seeking stockholder approval for the Shareholder Servicing Plan, pursuant to which the Company will pay the shareholder servicing fee on Class A Shares.

Rule 12b-1 under the 1940 Act only directly applies to open-end funds. However, one of the conditions of the Multiclass Relief is that a closed-end fund relying on such relief must comply with Rule 12b-1 as if the rule applied to closed-end funds. Rule 12b-1 under the 1940 Act prohibits a fund from engaging directly or indirectly in financing any activity which is primarily intended to result in the sale of the Company's shares unless the Company does so in accordance with the terms and conditions set forth in the Rule. Rule 12b-1 requires any fund bearing distribution expenses to adopt a written plan. The Shareholder Servicing Plan is being adopted under Rule 12b-1 of the 1940 Act to provide that, in the event that any fees for the

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services provided by the Dealer Manager or any other servicing organization are later characterized as primarily intended to finance distribution activities, then those fees would be eligible to be paid under the Shareholder Servicing Plan.

A shareholder servicing plan must initially be approved by the board of directors of a fund, including a majority of the directors who are not "interested persons" of the Company and who have no direct or indirect financial interest in the operation of the plan or in any agreement related to the plan. A shareholder servicing plan must also be approved by the affirmative vote of a majority of outstanding voting securities if it is adopted after any public offering of the Company's voting securities.

In evaluating, approving, and recommending to the Company's stockholders that they approve the Shareholder Servicing Plan, the Board requested and evaluated information provided by the Adviser and the Dealer Manager which, in the Board's view, constituted information necessary for the Board to form a judgment as to whether approving the Shareholder Servicing Plan would be in the best interests of the Company's stockholders. The Board considered all the criteria separately with respect to the Company and the stockholders.

The Directors considered that the current size of the Company was relatively small, and that they could benefit from increased asset levels. In the competitive closed-end fund market, the Company must provide certain compensation to brokers and other parties in order for the Company's shares to be sold. The Directors noted that higher asset levels could help the Company achieve economies of scale. The Directors also noted that the shareholder servicing fees to be paid by stockholders of the Company would be partially offset by the reduction of expenses currently borne indirectly by the Company. Furthermore, under the expense limitation agreement between the Company and the Adviser, the Company's total annual operating expenses, after expense reimbursements, are not expected to increase as a result of the new fee under the Shareholder Servicing Plan.

In addition, the Board considered, among other things:

1. the fact that the Shareholder Servicing Plan would require that the Directors be provided, and that they review, on at least a quarterly basis, a written report describing the amounts expended under the Shareholder Servicing Plan and the purposes for which such expenditures were made; and

2. the fact that the adoption of the Shareholder Servicing Plan would make expenditures intended to promote distribution of the Company's shares more transparent to the stockholders.

After consideration of the factors noted above, together with other factors and information considered to be relevant, while recognizing that there can be no assurance that the expected benefits would be recognized, the Board concluded that there was a reasonable likelihood that the Shareholder Servicing Plan would benefit the Company and the stockholders. Consequently, they approved the Shareholder Servicing Plan and directed that the Plan be submitted to stockholders of the Company for approval.

Summary of the Shareholder Servicing Plan

A copy of the proposed Shareholder Servicing Plan is attached to this proxy statement as **Exhibit B**. The following description of the Shareholder Servicing Plan is only a summary. You should refer to Exhibit B for the complete Shareholder Servicing Plan.

Pursuant to the Shareholder Servicing Plan, the Company will compensate the Dealer Manager under the Dealer Manager Agreement from assets attributable to the Company's shares for services described below rendered to holders of the Company's Class A Shares.

The Shareholder Servicing Plan provides that the Company, may pay annually 0.25% of the average net assets attributable to the Company's Class A Shares. Under the terms of the Shareholder Servicing Plan and the related Dealer Manager Agreement, the Company is authorized to make payments monthly to the Dealer Manager that may be used to pay or reimburse entities providing shareholder servicing with respect to the Company's Class A Shares for such entities' fees or expenses incurred or paid in that regard.

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The Shareholder Servicing Plan is of a type known as a "compensation" plan because payments are made for services rendered to the Company with respect to a class of shares regardless of the level of expenditures by the Dealer Manager. The Board will, however, take into account such expenditures for purposes of reviewing operations under the Shareholder Servicing Plan and in connection with their annual consideration of the Shareholder Servicing Plan's renewal. The Dealer Manager has indicated that it expects its expenditures to include, without limitation: (i) responding to customer inquiries of a general nature regarding the Company; (ii) crediting distributions from the Company's to customer accounts; (iii) arranging for bank wire transfer of funds to or from a customer's account; (iv) responding to customer inquiries and requests regarding Statements of Additional information, stockholder reports, notices, proxies and proxy statements, and other Company documents; (v) forwarding prospectuses, Statements of Additional Information, tax notices and annual and semi-annual reports to beneficial owners of the Company's shares; (vi) assisting the Company in establishing and maintaining stockholder accounts and records; (vii) providing sub-accounting for Company share transactions at the stockholder level; (viii) forwarding to customers proxy statements and proxies; (ix) determining amounts to be reinvested in the Company; (x) assisting customers in changing account options, account designations and account addresses, and (xi) providing such other similar services as the Company may reasonably request to the extent the Dealer Manager is permitted to do so under applicable statutes, rules, or regulations.

The Shareholder Servicing Plan provides that any person authorized to direct the disposition of monies paid or payable by the shares of the Company pursuant to the Plan or any related agreement must provide to the Board, and the Board must review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

The Shareholder Servicing Plan and any shareholder servicing related agreement that is entered into by the Company or the Dealer Manager of the shares in connection with the Shareholder Servicing Plan will continue in effect for a period of more than one year only so long as continuance is specifically approved at least annually by vote of a majority of the Company's Board, and of a majority of the Independent Directors, cast in person at a meeting called for the purpose of voting on the Shareholder Servicing Plan or any shareholder servicing related agreement, as applicable. In addition, the Shareholder Servicing Plan and any shareholder servicing related agreement may be terminated as to a class of common stock at any time, without penalty, by vote of a majority of the outstanding shares of the class of common stock or by vote of a majority of the Independent Directors.

The Company's Dealer Manager Agreement will remain in effect from year to year provided the Dealer Manager Agreement's continuance is approved annually by (i) a majority of the Board who are not parties to such agreement or "interested persons" (as defined in the 1940 Act) of the Company and, if applicable, who have no direct or indirect financial interest in the operation of the Shareholder Servicing Plan or any such related agreement and (ii) either by vote of a majority of the Board or a majority of the outstanding voting securities (as defined in the 1940 Act) of the Company.

Risks Related to the Approval of Proposal 5

Proposal 5 involves the approval of a shareholder servicing plan whereby holders of the Company's Class A Shares (giving effect the redesignation contemplated by proposal 3) will pay the Dealer Manager a fee calculated as a percentage of the Company's average net assets. This fee is meant to cover expenses necessary to support the Company's ongoing operations that are currently borne by the Company, but that it may be unable to reimburse the Dealer Manager for as a result of the Company's compliance with the conditions to the Multiclass Relief. Because the fee is calculated based on a percentage of the Company's average net assets and not on the actual expenses incurred by the Dealer Manager, holders of Class A Shares may incur a greater amount of expenses than they would have if the Company had not adopted the shareholder servicing plan.

Required Vote

Approval of the Shareholder Servicing Plan requires the affirmative vote of a majority of the outstanding voting securities of each class of common stock, of which only Class A Shares will be outstanding, assuming the approval of Proposal 2. Under the 1940 Act, a majority of outstanding voting securities is defined as the lesser of (1) 67% of the outstanding shares represented at a meeting at which more than 50% of the outstanding shares are present in person or represented by proxy or (2) more than 50% of the outstanding voting securities. If the Shareholder Servicing Plan is not approved by the stockholders, the Class A Shares would not be subject to the new 0.25% Rule 12b-1 shareholder servicing fee.

The Board of Directors recommends a vote "FOR" Proposal 5.

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